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                                                                   Exhibit h(2)

                     TT International Investment Management
                                  Martin House
                                  5 Martin Lane
                            London, England EC4R ODP

                                                           October 2, 2000

TT International U.S.A. Feeder Trust
c/o Investors Bank & Trust Company
200 Clarendon Street
Boston, Massachusetts 02116

         Re:      Expense Limitation Agreement

Ladies and Gentlemen:

         TT International Investment Management currently provides management services to TT EAFE Mutual Fund (the "Fund"), a series of TT International U.S.A. Feeder Trust (the "Trust"), a Massachusetts business trust. We hereby agree with the Trust that we will waive management fees or other amounts payable to us by the Fund or will reimburse the Fund for expenses payable by the Fund to the extent necessary so that the Fund's aggregate expenses (excluding brokerage fees and commissions, interest, taxes and other extraordinary expenses), net of waivers and reimbursements, would not exceed on a per annum basis 1.20% of the Fund's average daily net assets.

         The agreement in this letter shall take effect on the date hereof, and shall remain in effect until December 31, 2001.

         Please sign below to confirm your agreement with the terms of this letter.

                                     Sincerely,

                                     TT International Investment Management


                                     By:      David Burnett
                                            ------------------------
                                            Title:  Managing Partner

Agreed:
TT International U.S.A. Feeder Trust
on behalf of TT EAFE Mutual Fund

By:    David Burnett
      --------------------------
      Title:  Trustee, President